

February 19, 2014

<u>Via E-mail</u>
Dr. Tracy K. Gibbs
Chief Executive Officer
Nutranomics, Inc.
11487 South 700 East
Salt Lake City, Utah 84020

      Re: Nutranomics, Inc.
               Current Report on Form 8-K
               Filed September 24, 2013
               File No. 0-53551

Dear Dr. Gibbs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/H. Roger Schwall

               H. Roger Schwall
               Assistant Director